NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Amendment No. 2

RULE 13e-3 TRANSACTION STATEMENT

PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

ASA INTERNATIONAL LTD.

(Name of the Issuer)

ASA INTERNATIONAL LTD.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

001912 20 3

(CUSIP Number of Class of Securities)

Alfred C. Angelone	Copies To:
Chief Executive Officer	Paul D. Broude, Esq.
ASA International Ltd.	Epstein Becker & Green, P.C.
10 Speen Street	111 Huntington Avenue, 26th Floor
Framingham, MA 01701	Boston, MA 02199
(508) 626-2727	(617) 342-4000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

(a) ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b) ☐	The filing of a registration statement under the Securities Act of 1933.
(c) ☐	A tender offer.
(d) ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(*) $8,221,396	Amount of Filing Fee $1,042

*Based on information from the Issuer’s transfer agent and brokers, (a) the Issuer estimates that its 1-for-600 share reverse split will result in fractions of a share aggregating 326,000 pre-split shares for which the Issuer will pay $5.00 each, (an aggregate of $1,630,000, the “Fractional Share Consideration”), and (b) with respect to an estimated 1,536,814 share balance that will be acquired with securities in the reverse split, such shares have been valued at $4.289 per share pursuant to Rule 0-11(b) of the Exchange Act (an aggregate of $6,591,396, the “Reverse Split Consideration”; the Reverse Split Consideration plus the Fractional Share Consideration being the “Total Consideration”). Pursuant to Fee Rate Advisory #7 for Fiscal Year 2004, the amount required to be filed with this Schedule 13E-3 equals $126.70 per million of the Total Consideration.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,645
Form or Registration No.:	Schedule 13E-3
Filing Party:	ASA International Ltd.
Date Filed:	$206 on April 22, 2004
$1,439 on June 17, 2004

INTRODUCTION

This Amendment No. 2 to Schedule 13E-3 amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on April 22, 2004, as amended by Amendment No. 1 to the Schedule 13E-3 filed with the SEC on June 17, 2004, in connection with a proposed going-private transaction.

This Amendment is being filed by the Company to include an Amendment No. 2 to a preliminary proxy statement (the “Proxy Statement”) as filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, on July 22, 2004. The Amendment No. 2 to the Proxy Statement is attached hereto as Exhibit (a)(3).

The information contained in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

ITEM 16.    EXHIBITS.

(a)(3)    Amendment No. 2 to Preliminary Proxy Statement of the Company, as filed with the Securities and Exchange Commission on July 22, 2004.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ASA INTERNATIONAL LTD.

By:	/s/ ALFRED C. ANGELONE
Alfred C. Angelone Chairman and Chief Executive Officer

Dated: August 19, 2004

EXHIBIT INDEX

Exhibit Number	Description
(a)(3)	Amendment No. 2 to Preliminary Proxy Statement of the Company, as filed with the Securities and Exchange Commission on July 22, 2004.

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